U.S. SECURI[redacted]ON
W

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information
Pursuant to Section [redacted] of 1934
and Rule 17a-5 Thereunder

06008034

SEC FILE NO.
8- 65342

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brown Advisory Securities, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 South Bond Street Suite 400

(No. and Street)

Baltimore	MD	21231
(City)	(State)	(Zip Code)

RECEIVED MAR 0 6 2006 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill 410-537-5414
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 South Calvert Street	Baltimore	Maryland	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David M. Churchill

Notary Public

KAREN L. SHIREY
COMMISSION EXPIRES
5/30/2006
HARFORD COUNTY, MD.
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Operations
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
- [X] (o) Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

February 24, 2006

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2005 and 2004
(In thousands)

Assets		**2005**		**2004**
Cash and cash equivalents	$	1,006	$	1,650
Receivable from clearing organization		1,073		860
Receivable from Brown Investment Advisory & Trust Company		—		153
Prepaid expenses and other assets		258		199
Investment securities at market value		1,001		—
Deposits with clearing organization (note 3)		107		102
	$	3,445	$	2,964
Liabilities and Member's Equity				
Accrued compensation	$	1,553	$	1,244
Payable to clearing organization		83		82
Payable to Brown Investment Advisory & Trust Company		124		—
Accrued expenses and other payables		124		135
Total liabilities		1,884		1,461
Member's equity		1,561		1,503
	$	3,445	$	2,964

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2005 and 2004
(In thousands)

		2005		2004
Revenues:				
Asset based fees	$	7,231	$	4,403
Commissions		5,884		5,514
Interest		640		661
Investment income, net of unrealized losses of $13 in 2005		49		11
Other		59		19
		13,863		10,608
Operating expenses:				
Employee compensation and benefits		11,739		9,141
Service bureau		797		620
Occupancy and equipment		548		472
Communications		205		172
Other		916		758
		14,205		11,163
Net loss	$	(342)	$	(555)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2005 and 2004
(In thousands)

	Capital contributions	Cumulative deficit	Total member's equity
Balance at December 31, 2003	$ 5,260	$ (4,128)	$ 1,132
Capital contributions	926	—	926
Net loss	—	(555)	(555)
Balance at December 31, 2004	6,186	(4,683)	1,503
Capital contributions	400	—	400
Net loss	—	(342)	(342)
Balance at December 31, 2005	$ 6,586	$ (5,025)	$ 1,561

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2005 and 2004
(In thousands)

	2005	2004
Cash flows from operating activities:		
Net loss	$ (342)	$ (555)
Adjustments to reconcile net loss to net cash used by operating activities:		
Unrealized losses on investment securities	13	—
Changes in operating assets and liabilities:		
Receivable from clearing organization, net	(212)	(219)
Prepaid expenses and other assets	(59)	(82)
Employee advances	—	179
Accrued compensation	309	123
Payable to Brown Investment Advisory & Trust Company, net	277	(131)
Accrued expenses and other payables	(11)	4
Net cash used by operating activities	(25)	(681)
Cash flows from investing activities:		
Deposits with clearing organizations	(5)	(2)
Purchases of investment securities	(1,014)	—
Net cash used in investing activities	(1,019)	(2)
Cash flows provided by financing activity – member's capital contributions	400	926
Net increase (decrease) in cash and cash equivalents	(644)	243
Cash and cash equivalents at the beginning of year	1,650	1,407
Cash and cash equivalents at the end of year	$ 1,006	$ 1,650

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities Exchange Act of 1934. The Company's sole member is Brown Advisory Holdings Incorporated (Holdings). The Company became a member of the National Association of Securities Dealers, Inc. on September 3, 2002.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost which approximates market value.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted U.S. accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(e) Income Taxes

The Company is included in the federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(f) ***Investments***

Marketable securities are carried at market value, and securities not readily marketable are carried at fair value as determined by management.

(g) ***Reclassifications***

Certain items in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

(h) ***Stock-Based Compensation***

The Company applies the intrinsic value method in accounting for issuance of options to purchase Holdings' stock and because the exercise prices for all options issued have approximated market value at the date of grant, no compensation cost has been recognized for the issuance of options in the consolidated financial statements. The following table sets forth the changes in net loss for the years ended December 31, 2005 and 2004 had the Company determined compensation cost using the fair-value-based method to recognize compensation cost for stock options (in thousands):

		2005		2004
Net loss, as reported	$	(342)	$	(555)
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards		(437)		(355)
Pro forma net loss	$	(779)	$	(910)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment,* which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. This Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this Statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company estimates that the adoption of Statement 123R will result in the recognition of compensation costs for share-based awards of approximately $400,000 in 2006.

(Continued)

(3) Investment Securities

Investment securities at market values as of December 31, were as follows:

		2005		2004
Obligation of U.S. Government	$	498	$	—
Mutual fund investing primarily in debt securities		503		—
	$	1,001	$	—

(4) Deposits with Clearing Organization

Deposits with clearing organization consisted primarily of U.S. Treasury obligations at December 31, 2005 and 2004.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule at December 31, 2005 and 2004, respectively. This rule also requires that the Company maintain "net capital" of $250,000 or 6.67% of aggregate indebtedness at December 31, 2005 and 2004. In computing net capital, items not readily convertible into cash are excluded.

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2005 and 2004 is as follows (in thousands):

		2005		2004
Aggregate indebtedness	$	1,884	$	1,461
Net capital – total member's equity	$	1,561	$	1,503
Debt items:				
Nonallowable assets:				
Receivable from clearing company		(341)		—
Receivable from affiliate		—		(153)
Prepaid expenses and other assets		(260)		(199)
Other deductions:				
Fidelity bond		(270)		(270)
Haircuts		(68)		(34)
Net capital		622		847
Minimum required net capital		250		250
Excess net capital	$	372	$	597
Ratio of aggregate indebtedness to net capital		303%		173%

(Continued)

There are no differences between this computation and the computation filed by the Company on Securities and Exchange Commission Form X-17 A-5 (FOCUS filing) as of December 31, 2005 and 2004.

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), a wholly-owned subsidiary of Holdings, Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee benefits. Under a letter of understanding among Holdings, Trust and the Company, Holdings may make payments to Trust on behalf of the Company for services provided by Trust under the Service Agreement in amounts equal to the tax benefit of net losses incurred by the Company. For the year ended December 31, 2004, payments by Holdings to Trust of $176,000 were recorded as member capital contributions to the Company. In 2005, Holdings did not make such payments to Trust. In addition, as compensation for referring clients to Trust, the Company is allocated a portion of fees earned by Trust. Revenues from asset-based fees included $1,072,000 and $530,000 in 2005 and 2004, respectively, related to these revenue sharing arrangements. At December 31, 2005, the Company had a payable to Trust in the amount of $124,000. At December 31, 2004, the Company had a receivable from Trust in the amount of $153,000.

The Company has received in the past and may receive future capital contributions from Holdings to continue operations. Holdings has agreed to continue to support the operations of the Company, if required, for the foreseeable future.

(8) Noncash Compensation Plans

The board of directors of Holdings has approved the issuance of options to purchase its common stock, the issuance of shares of restricted common stock, and subordinated debentures convertible into its common stock, to certain key employees of the Company. Holdings made loans to the employees to fund the purchase of the common stock and debentures. In addition, Holdings made loans to certain employees pursuant to promissory notes upon the employees joining the Company. Compensation expense relating to loan forgiveness allocated to the Company by Holdings was $1,619,000 and $593,000 in 2005 and 2004, respectively.

Holdings has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by Holdings was $155,000 and $152,000 in 2005 and 2004, respectively.

(Continued)

(9) Income Taxes

Deferred tax assets are comprised of the following at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets:		
Net operating loss carryforward	$ 397,000	$ 508,000
Deferred compensation	453,000	233,000
Other	10,000	3,000
Less valuation allowance	(822,000)	(700,000)
Net deferred tax assets	38,000	44,000
Deferred tax liability – prepaid expenses	(38,000)	(44,000)
Net deferred tax assets	$ —	$ —

The Company has determined that it is not more likely than not that the deferred tax assets will be realized based on consideration of available evidence and, accordingly, has provided valuation allowances for the full amounts of the net deferred tax assets at December 31, 2005 and 2004.

The Company had no current or deferred income tax expense for the years ended December 31, 2005 and 2004. As of December 31, 2005, the Company has a net operating loss (NOL) carryforward for income tax purposes of $1,026,000 which will expire in 2023. Utilization of NOLs may be subject to annual limitations under various Internal Revenue Code sections and similar state provisions.

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3–3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 24, 2006